RELEASE OF NOTE GUARANTEE (this “Release of Note Guarantee”), dated as of November 16, 2007, is entered into by and among Navios Maritime Holdings Inc. (or its permitted successor), a Marshall Islands corporation (the “Company”), Felicity Shipping Corporation (“Felicity”), a Marshall Islands corporation and an indirect subsidiary of the Company, and Fantastiks Shipping Corporation, Aldebaran Shipping Corporation, Alegria Shipping Corporation, Galaxy Shipping Corporation, Gemini Shipping Corporation, Libra Shipping Enterprises Corporation and Prosperity Shipping Corporation, each a Marshall Islands corporation and an indirect subsidiary of the Company (collectively, the “Conveyed Subsidiaries”, and, together with Felicity, the “Former Guarantors”) and Wells Fargo Bank, N.A. (or its permitted successor) as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Company and the Guarantors (as defined in the Indenture referred to herein) have heretofore executed and delivered to the Trustee an indenture (as amended and supplemented, the “Indenture”), dated as of December 18, 2006, providing for the issuance of 9½% Senior Notes due 2014 (the “Notes”);

WHEREAS, under the terms of the Indenture each of the Guarantors (including the Former Guarantors) unconditionally guaranteed all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth therein (the “Note Guarantee”);

WHEREAS, Section 4.16(b) of the Indenture provides that the Note Guarantee of a Guarantor shall be automatically and unconditionally released (i) if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with Section 4.18 and (ii) in connection with any sale or other disposition of a majority of the Capital Stock of a Guarantor to a Person that is not the Company or a Subsidiary of the Company if (x) such Guarantor would no longer constitute a “Subsidiary” under the Indenture and (y) the sale or other disposition does not violate Section 4.13;

WHEREAS, the Company has designated Felicity as an Unrestricted Subsidiary under the Indenture pursuant to duly adopted resolutions of the Company’s Board of Directors;

WHEREAS, the Company is a party to the second Contribution, Sale and Conveyance Agreement, dated as of November [16], 2007, by and among the Company, Anemos Maritime Holdings Inc., a Marshall Islands corporation and a direct subsidiary of the Company (“Anemos”), Navios GP L.L.C., a Marshall Islands limited liability company and a direct subsidiary of the Company, Navios Maritime Partners L.P., a Marshall Islands limited partnership (the “Partnership”) and Navios Maritime Operating L.L.C., a Marshall Islands limited liability company and a direct subsidiary of the Partnership, through which the Company has sold to the Partnership all of the outstanding shares of Capital Stock of the Conveyed Subsidiares;

WHEREAS, the Indenture provides that under certain circumstances the Company may prepare an appropriate instrument evidencing the release of a Guarantor from its obligations under its Note Guarantee but that the Note Guarantee is automatically and unconditionally released whether or not the instrument is prepared; and

WHEREAS, pursuant to Section 10.04 of the Indenture, the Trustee is authorized to execute and deliver this Release of Note Guarantee.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Former Guarantors and the Trustee mutually covenant and agree as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. RELEASE OF NOTE GUARANTEE. Each of the Former Guarantors is released from its obligations under its Note Guarantee.

3. NEW YORK LAW TO GOVERN. THIS RELEASE OF NOTE GUARANTEE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

4. COUNTERPARTS. The parties may sign any number of copies of this Release of Note Guarantee. Each signed copy shall be an original, but all of them together represent the same agreement.

5. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

6. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Release of Note Guarantee or for or in respect of the recitals contained herein, all of which recitals are made solely by the Former Guarantors and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Release of Note Guarantee to be duly executed and attested, all as of the date first above written.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President, Legal

FELICITY SHIPPING CORPORATION

By:	/s/ Vasiliki Papaefthymiou
Name:
Title:

FANTASTIKS SHIPPING CORPORATION

By:	/s/ Vasiliki Papaefthymiou
Name:
Title:

ALDEBARAN SHIPPING CORPORATOIN

By:	/s/ Vasiliki Papaefthymiou
Name:
Title:

ALEGRIA SHIPPING CORPORATION

By:	/s/ Vasiliki Papaefthymiou
Name:
Title:

GALAXY SHIPPING CORPORATION

By:	/s/ Vasiliki Papaefthymiou
Name:
Title:

GEMINI SHIPPING CORPORATION

By:	/s/ Vasiliki Papaefthymiou
Name:
Title:

LIBRA SHIPPING ENTERPRISES CORPORATION

By:	/s/ Vasiliki Papaefthymiou
Name:
Title:

PROSPERITY SHIPPING CORPORATION

By:	/s/ Vasiliki Papaefthymiou
Name:
Title:

WELLS FARGO BANK, N.A., as Trustee

By:	/s/ Jane Schweiger
Authorized Signatory